FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 11, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

RBS agrees settlement with Financial Services Authority in relation to breaches of the FSA's Principles and Rules relating to complaint handling

11 January 2011

The Royal Bank of Scotland Group plc (RBS Group) today announces that it has reached a settlement with the Financial Services Authority (FSA) following the completion of an investigation into RBS and NatWest's retail branch banking complaint handling procedures. RBS Group will pay a fine of £2.8 million.

The problems were identified as part of an FSA review of RBS's routine complaint handling between September and December 2009. This review was part of a wider review of complaint handling in major banks.

Throughout the investigation, the Group has fully co-operated with the FSA and has already made improvements to its complaint handling arrangements. This investigation refers to routine and non-complex complaints.

Brian Hartzer, CEO, UK Retail, Wealth and Ulster Bank said:

"We acknowledge the findings of the FSA investigation. It confirmed short-comings in our routine complaint handling that we assessed in our own internal review and which we are committed to putting right.

"We recognise the importance of complaint handling for our customers and are focussed on addressing the root causes of complaints. Such is our determination to get this right for our customers that complaint resolution features as one of our Customer Charter commitments. "

For further information please contact:

Richard O'Connor
Head of Investor Relations
+44 207 672 1758

Dan Lambert
Head of Corporate and Retail Media
Tel: +44 (0)207 672 1960

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 January 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary